February 23, 2010

Via EDGAR (correspondence)

Mr. Lyn Shenk, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 “F” Street N.E.
Mail Stop 3561
Washington, DC  20549-3561

RE:     YUM! Brands, Inc.
File No. 001-13163
Form 10-K: For the Fiscal Year Ended December 27, 2008

Dear Sirs:

YUM! Brands, Inc. (the “Company”) previously provided responses to your letters to the Company dated August 11, 2009 and September 18, 2009.  Additionally, we have provided responses dated November 25, 2009 and January 22, 2010 based on your telephone conversations with the Company.  Herein, we are providing responses to your letter to the Company dated January 29, 2010.  Our responses herein should be read in conjunction with our previous responses to you.  For your convenience, we have repeated your comments from your January 29, 2010 letter in their entirety followed by our responses.

Form 10-K: For the Fiscal Year Ended December 27, 2008

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 10 – Goodwill and Intangible Assets, page 75

1.
Please refer to your disclosure of “Restaurant Unit Activity” in MD&A.  We note that you refranchised 700 of your company-operated U.S. restaurants during fiscal year 2008 and 304 of your company-operated U.S. restaurants during fiscal year 2007.  In this regard, U.S restaurants refranchised during fiscal years 2008 and 2007 approximated 18% and 7% of your total company-operated U.S. restaurants at the beginning of those fiscal years, respectively.  However, based upon your disclosure in Note 10 to your financial statements, it appears that the aforementioned refranchising activity only resulted in the write-off of 3.4% and 2.5% of the goodwill allocated to your U.S. reportable segment at the beginning of fiscal years 2008 and 2007, respectively.  In this regard, we note from the disclosure of your accounting policy for “Goodwill and Intangible Assets” in Note 2 that (i) goodwill associated with an acquisition is written off in its entirety, if a company-operated restaurant is sold within two years of its acquisition and (b) goodwill is written off based on the relative fair value of a restaurant to the fair value of its reporting unit (i.e., its operating segment for a U.S. restaurant), if a restaurant is refranchised beyond two years from its acquisition date.

Yum! Brands, Inc.
February 23, 2010

However, based upon your accounting policy, it is unclear to us why the refranchising of approximately 18% of your company-operated U.S. restaurants during fiscal year 2008 and 7% of your company-operated U.S. restaurants during fiscal year 2007 only resulted in the write-off of approximately 3.4% and 2.5% of the goodwill allocated to your U.S. reportable segment during the respective fiscal years.  In this regard, we also note that the percentage of your YRI segment’s restaurants that were refranchised during fiscal years 2008 and 2007 may have differed significantly from the proportion of YRI’s goodwill balance that was written off during each respective fiscal year.

Please provide us with information including, but not limited to, the following regarding (i) your reportable segments, (ii) the allocation of goodwill within each reportable segment, (iii) the company-operated restaurants that were refranchised during fiscal years 2007, 2008 and 2009, and (iv) the goodwill that was written off during fiscal years 2007, 2008, and 2009:

•
the reporting units to which goodwill was assigned for each of your reportable segments, as well as the number of company-operated restaurants and the amount of goodwill assigned to each of those reporting units at the beginning of fiscal years 2007, 2008, and 2009;

•	for each of the identified reporting units, the number of restaurants that were refranchised during fiscal years 2007, 2008 and 2009, as applicable;
•	for each of the identified reporting units, the amount of goodwill that was written off in fiscal years 2007, 2008 and 2009, as applicable;
•
a detailed explanation of the method used to determine the amount of goodwill written off in connection with the refranchising of company-operated restaurants during fiscal years 2007, 2008 and 2009, as well as the basis for your accounting treatment;

•
the method(s) used to estimate the fair values of your refranchised restaurants and their respective reporting units for purposes of determining the amount of goodwill that should be written off in connection with your refranchising activity, including the basis for your accounting treatment.

As part of your response, please also provide an example which illustrates how you determined the amount of goodwill written off in connection with your refranchising activity in fiscal year 2007, 2008, or 2009.  To the extent possible, your example should incorporate a reporting unit that (a) has been assigned a significant portion of your goodwill and (b) refranchised a significant number of stores during either fiscal year 2007, 2008, or 2009.  Please also confirm to us that the example you provide is representative of the method used to determine the fair values of both the disposed and retained portions of each reporting unit at which you refranchised restaurants.

Response:
The Company and its franchisees and licensees operate more than 37,000 quick service restaurants in more than 110 countries and territories across the world.  The Company makes strategic decisions as to whether to own company-operated restaurants versus collecting royalties as a franchisor.  Within an individual country, or within an individual Brand in the U.S., where the Company has made the strategic decision to both own company-operated restaurants and have franchisees operate restaurants, the country/Brand management team manages the business on an integrated basis.  The results of the country/Brand are reported on a single Profit and Loss statement and include results of company-operated restaurants, franchise fees from franchised restaurants and general and administrative costs to support both.

Yum! Brands, Inc.
February 23, 2010

The Company has determined its reporting units in accordance with ASC 350-20-35 through 35-38 consistent with this management structure.  Per ASC 350-20-35-22, “the fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date”.  We have considered the provisions of ASC 820-10-35-5 through 35-15 when determining the reporting unit fair value.  We have concluded that the principal market is one in which market participants would purchase all assets of a reporting unit, including the right to use the trademark/brand, underlying franchise agreements and company-operated restaurant assets.  The existence of such a market and market participants is evidenced by both the manner in which the Company purchased each of the Brands it owns today, as well as recent transactions including the purchase of Wendy’s International, Inc.

The asset that contributes most to the cash flows and thus the fair value of our reporting units is the trademark/brand.  The trademark/brand generates cash flows and fair value for the reporting unit through both its contribution to company-operated restaurant profits as well as the royalties we are entitled to from franchised restaurants.  Upon sale of our company-operated restaurants to a franchisee (“refranchising”), the contribution to fair value of a reporting unit by the trademark/brand is not forgone.  Rather, it is realized through royalties as a percentage of the franchisee’s sales going forward as opposed to its contribution to company-operated restaurant profits.

In accordance with ASC 350-20-35-53 the Company believes that the refranchising of company restaurants constitutes the disposal of a portion of a reporting unit.  As required by ASC 350-20-35-53 we determine the amount of goodwill to be written off when we dispose of a portion of a reporting unit based on the relative fair values of the business to be disposed of and the fair value of the reporting unit that will be retained.   As discussed in the previous paragraph, the trademark/brand contributes to the fair value of a reporting unit both for company-operated restaurants and franchise restaurants.  Thus, value attributable to the trademark/brand is not disposed of in a refranchising.  Rather, the fair value disposed of in a refranchising is represented by the discounted value of the future cash flows expected to be generated by the restaurant and retained by the franchisee, exclusive of those restaurant cash flows attributable to the trademark/brand that will be remitted to the Company in the form of royalty payments.

The Company and its investors view the economics of a refranchising transaction consistently with the manner in which we account for the disposal of a portion of a reporting unit.   This is evidenced by the manner in which the Company has historically provided financial statement users the impact of refranchising on our business within a section of our MD&A entitled “Store Portfolio Strategy”.   Consistent with the accounting approach detailed previously, we present the impact as the loss of company restaurant profit net of the associated royalty received from the franchisee.

The proceeds we receive in a refranchising transaction are based upon the discounted value of the future cash flows expected to be realized by the franchisee.  The franchisee’s future cash flows will be reduced by the royalties they will be required to pay the Company for the use of the trademark/brand.  As such, the upfront purchase price is believed to be an accurate indicator of the fair value of the future cash flows expected to be generated by the restaurant, exclusive of those restaurant cash flows attributable to the trademark/brand.  Thus, the Company uses the upfront refranchising proceeds to represent the fair value of a reporting unit disposed of in a refranchising transaction.  Consistently, when measuring impairment for individual company-operated restaurants that we expect to continue to operate in accordance with ASC 360-10-35-17, we determine fair value as the price a franchisee would pay us for the restaurant.  This purchase price is estimated based on expected cash flows from the company-operated restaurant operations less a deduction for royalties a hypothetical franchisee would be required to pay the Company.

Yum! Brands, Inc.
February 23, 2010

The fair value of the reporting unit retained is determined through an income approach using the discounted value of all expected future cash flows for the reporting unit after the refranchising.  This would include cash inflows attributable to remaining company-operated restaurants, royalties from franchise contracts that existed at the time we acquired the trademark/brand, royalties from new stores franchisees have opened while the Company owned the trademark/brand and royalties from stores we refranchised since we owned the trademark/brand.

Thus, the amount of goodwill to be written off for a reporting unit upon refranchising is determined based upon the percent represented by the fraction whose numerator is the refranchising proceeds and whose denominator is the fair value of reporting unit retained as detailed in the previous paragraph.  The one exception to this methodology would be when restaurants to be refranchised were not integrated into the reporting unit after acquisition and thus the benefits of the acquired goodwill were never realized by the rest of the reporting unit.  In such instances the Company would write off the acquired goodwill in its entirety upon refranchising.  While the determination as to whether the restaurants being refranchised were integrated into the business is generally made on a case by case basis, the Company has adopted a policy that for any restaurant refranchised within two years of acquisition the acquired restaurants were not integrated into the reporting unit and thus all goodwill associated with that acquisition should be written off upon refranchising.

Please see the response to Question 2 of this letter for a hypothetical example of the Company’s approach to determining fair value for a reporting unit as well as for determining the amount of  goodwill to be written off in a refranchising.  We have also supplementally provided to the Staff an Appendix to this response letter detailing the determination of actual goodwill written off due to a refranchising transactions in 2009 for our Pizza Hut – U.S. reporting unit.  Both examples are representative of the method used to determine the fair values of both the disposed and retained portions for reporting units for which we refranchised restaurants during 2007, 2008 and 2009.

The chart that appears on the following page details for 2009, 2008 and 2007 the goodwill assigned to each of our reporting units, the number of company-operated restaurants, the number of company-operated restaurants refranchised and the amount of goodwill written off within each of our reporting units.

Yum! Brands, Inc.
February 23, 2010

USD MMs
	Beginning of 2009			2009 Activity

	Company			Refranchised	Goodwill
Reporting unit:	Units	Goodwill		Units	Write-off
KFC - U.S.	956	130		60	1
Taco Bell - U.S.	1,329	120		54	1
Pizza Hut- U.S.	1,029	80		427	4
LJS/A&W -U.S.	-	26	(a)	-	-
U.S. Segment	3,314	356		541	6

Mainland China	2,272	30		11	-
KFC Taiwan	129	36		-	-
Other	264	-		-	-
China Segment	2,665	66		11	-

Pizza Hut - U.K.	517	100		-	-
KFC - U.K.	274	50		17	1
Australia	161	12		13	-
South Korea	164	10	(a)	6	-
Mexico	360	3		-	-
Caribbean	-	5		-	-
Europe Franchise	-	2		-	-
South Africa	-	1		-	-
Other	113	-		25	-
International Segment	1,589	183		61	1
Total	7,568	605		613	7

(a) - Goodwill associated with these reporting units was impaired and written off in Q4 2009

	Beginning of 2008			2008 Activity

	Company			Refranchised	Goodwill
Reporting unit:	Units	Goodwill		Units	Write-off
KFC - U.S.	971	131		6	-
Taco Bell - U.S.	1,301	120		11	-
Pizza Hut- U.S.	1,292	75		374	4
LJS/A&W -U.S.	332	32		309	6
U.S. Segment	3,896	358		700	10

Mainland China	1,722	22		4	-
KFC Taiwan	135	38		-	-
Other	230	-		-	-
China Segment	2,087	60		4	-

Pizza Hut - U.K.	539	139		11	2
KFC - U.K.	272	70		4	-
Australia	175	18		22	-
South Korea	183	15		6	-
Mexico	360	3		2	-
Caribbean	-	5		-	-
Europe Franchise	-	3		-	-
South Africa	-	1		-	-
Other	113	-		26	-
International Segment	1,642	254		71	2
Total	7,625	672		775	12

	Beginning of 2007		2007 Activity

	Company		Refranchised	Goodwill
Reporting unit:	Units	Goodwill	Units	Write-off
KFC - U.S.	1,023	136	43	2
Taco Bell - U.S.	1,267	121	-	-
Pizza Hut- U.S.	1,453	76	138	1
LJS/A&W -U.S.	469	34	123	2
US Segment	4,212	367	304	5

Mainland China	1,406	20	7	-
KFC Taiwan	137	38	-	-
Other	219	-	-	-
China Segment	1,762	58	7	-

Pizza Hut - U.K.	544	126	-	-
KFC - U.K.	274	69	9	2
Australia	223	16	40	-
South Korea	202	15	6	-
Mexico	366	3	1	-
Caribbean	-	5	-	-
Europe Franchise	-	2	-	-
South Africa	-	1	-	-
Other	153	-	53	-
International Segment	1,762	237	109	2
Total	7,736	662	420	7

Yum! Brands, Inc.
February 23, 2010

2.
Based upon your response letter dated November 25, 2009, it appears that the expected future royalty stream attributable to refranchised restaurants is included in your computation of the fair value of the reporting unit from which the restaurants were refranchised.  In this regard, it appears that the inclusion of the expected future royalty stream could materially impact your computation of the relative fair values of the restaurants that were refranchised and the portion of the reporting unit that was retained by your company.  Please explain to us in detail how the expected future royalty stream is incorporated into your computation of the relative fair values, as well as the basis for your accounting treatment.  Please also tell us what consideration was given to FASB ASC 350-20-35-52 and 35-53 (formerly paragraph 39 of FAS 142) in determining your accounting treatment.

Response:
As explained in our response to Question 1 to this letter we believe a refranchising constitutes the disposal of a portion of reporting unit in accordance with ASC 350-20-35-52.  As such we determine the amount of goodwill to be written off in a refranchising transaction using the relative fair value approach in accordance with ASC 350-20-35-53.  We have prepared the following hypothetical example demonstrating the manner in which royalty streams are incorporated into our relative fair value determinations.  This approach is denoted as “Approach A”.  We have also included below an “Approach B” where future royalty streams are not considered in the relative fair value approach when refranchising restaurants.  Finally, we have included a comparison of the two approaches which demonstrates that Approach B results in a disproportionate write off of goodwill relative to the change in the fair value of the reporting unit upon refranchising.

Background
•	The Company owns the trademark for KFC and generates cash flows both from the operation of company stores and from royalties from franchised stores

•	Country X is a part of the Company’s International segment

•
The operations of Country X are deemed a component under ASC 350-20-35-34 as it “constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component”

•
The local country team manages an integrated company and franchise business which includes overall marketing, operations oversight, new restaurant development, company store operations and franchisees.  The business is reported in a single P&L  which is the responsibility of Country X management

•	Consistent with what we are aware to be industry practice the fair value of Country X reporting unit is determined as follows for purposes of goodwill impairment testing:

		Annual	Annual
Unit Type	Unit Count	Sales/Unit	Cash Flow/Unit	Fair Value
Company	20	1,000	100	12,000
Franchise	20	1,000	60	7,200
Total Reporting Unit Fair Value				19,200

(Notes:  Annual cash flow/unit is based on a 10% company margin or a 6% royalty.  Fair values are computed by discounting expected future cash flows shown above with appropriate deductions for G&A and income taxes. In all examples in this document we assume fair value is equal to 6x the annual cash flows generated.)

Yum! Brands, Inc.
February 23, 2010

Refranchising
•	The Company refranchises 5 company stores to a franchisee who will pay a 6% royalty; the purchase price would in theory be determined as such

Total Annual Company Cash Flows purchased (5 units x $100/Unit)	500
Less: Annual Royalties to be paid on stores (5 units x $1,000/Unit x 6%)	(300)
= Annual Cash Flows to be Received by Franchisee	200
Fair Value Purchase Price	1,200

•	After the sale the reporting unit fair value is determined as follows:

		Annual	Annual
Unit Type	Unit Count	Sales/Unit	Cash Flow/Unit	Fair Value
Company	15	1,000	100	9,000
Franchise	25	1,000	60	9,000
Total Reporting Unit Fair Value				18,000

Relative Fair Value Determination
•	Approach A:
The refranchising constitutes the disposal of a business and a portion of Country X reporting unit; in accordance with ASC 350-20-35-53 “the amount of goodwill to be included in the carrying amount shall be based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained”.

°	Sales Price	1,200
°	Fair Value of Reporting Unit Prior to Sale	19,200
°	Goodwill write off %	6%

•	Approach B:
If the fair value of the business being retained did not consider the future royalty the goodwill write off would be computed as follows:

°	Sales Price	1,200
°	Plus: Add Back Fair Value of Royalties to be Paid	1,800
°	Sales Price plus Future Royalties to be Paid	3,000
°	Fair Value of Reporting Unit Prior to Sale	19,200
°	Goodwill write off %	16%

Comparison of 2 Approaches:

	G/W Approach A	G/W Approach B
Fair Value before Refranchising	19,200	19,200

Value of Stores Sold	(1,200)	(1,200)
Franchise Royalties from stores sold	-	(1,800)
Implied Loss of FV	(1,200)	(3,000)
Implied FV after Sale	18,000	16,200
% Goodwill reduction	(6%)	(16%)

Yum! Brands, Inc.
February 23, 2010

•	In Approach A the Goodwill write-off is proportionate to the real change in the overall reporting unit fair value as computed above

•	Approach B results in a disproportionate reduction in goodwill relative to the change in reporting unit fair value as computed above

•
For the foregoing reasons, we believe that Approach A not only better reflects the true economic impact to the Company in the event of a refranchising but is also consistent with the requirements of ASC 350-20-35-52 through 35-53.

Yum! Brands, Inc.
February 23, 2010

Respectfully submitted,

/s/ Ted Knopf

Ted Knopf
Senior Vice President, Finance
and Corporate Controller